

Mail Stop 3561

November 5, 2009

VIA U.S. MAIL

Ken Logan
President and Chief Executive Officer
Logan Sound, Inc.
1 Hunter Street East, Suite G100
Hamilton, ON, Canada L8N 3W1

Re: **Logan Sound, Inc.**
Amendment No. 1 to the Registration Statement on Form S-1
Filed October 27, 2009
File No. 333-161869

Dear Mr. Logan:

   We have reviewed your response to our letter dated October 8, 2009 and have the following additional comments. Page references refer to the marked version of your filing on EDGAR.

General

1. We note your response to our prior comment 2; however, we reissue because the page numbers do not appear on EDGAR.

Prospectus Summary

2. Please revise to place the accumulated deficit figure in parentheses. Make similar changes to indicate losses elsewhere in the narrative.

Risk Factors

We Do Not Intend to Register This Offering Under State Blue Sky Laws

3. Please revise this risk factor to briefly explain the consequences of your failure to register under state Blue Sky laws to those investors seeking to resell their shares.

Use of Proceeds

4. We note your new disclosure that you estimate $16,000 in annual expenses to comply with your reporting obligations. Please revise your use of proceeds table to reflect these expenses in the General and Administrative Costs.

Summary Compensation Table

5. Please revise the table to reflect total compensation for Ken Logan. Also, revise for 2009 so that the figures line up with their respective columns.

Certain Relationships and Related Transactions

6. We note your new disclosure in the Sources and Uses of Cash section regarding the $13,000 loan from your president. Please disclose the terms of the loan here in the Certain Relationships and Related Transactions section and file the loan agreement as an exhibit in your next amendment.

Audited Financial Statements for the year ended April 30, 2009

Balance Sheet

7. We note from your response to our prior comment 20 that the Wah-Anti-Wah Guitar Effects Pedal was recorded at the transferors' historical cost base, however your note disclosure did not accurately reflect this revision. However, we are still unclear as to how you valued this asset, as it appears the line item on the balance sheet may consist of a number of non-monetary assets. Please tell us how you determined the transferors' historical cost base for the Wah-Anti-Wah Guitar Effects Pedal. As part of your response, please identify the nature of any components of this intangible asset and for each type of asset, please explain to us, and revise your notes to the financial statements to disclose how you will account for the asset acquired, including the depreciation method and assigned useful life. See ASC 350-30-50-1 (paragraph 44 of SFAS No. 142) and ASC 360-10-50-1 (paragraph 5 of APB No. 12). Also, please explain to us, including the nature of all significant assumptions, how you determined that a useful life of 10 years was appropriate.

Unaudited Interim Financial Statements for the quarter ended July 31, 2009

Statements of Operations

8. We note from your disclosure in Note 2 that the Wah-Anti-Wah Guitar Effects Pedal is amortized over a useful life of 10 years. In light of the fact that this asset was acquired on April 29, 2009, we would expect that amortization expense for the quarter ended July 31, 2009 would be recorded on the statement of operations.

Also, the net intangible asset as recorded on the balance sheet as of July 31, 2009 should be reduced by this amount of amortization expense. Please revise accordingly.

9. Please revise your statement of operations to include the results of operations for the three months ended July 31, 2008 or alternatively, tell us if there were no operations during that time. Your statement of cash flows should be similarly revised.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Via facsimile (866) 278-9135